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July 12, 2017

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Attention: Ms. Pamela Long, Assistant Director

Re:	Zamalight plc; Praxair, Inc.; Linde AG;
Registration Statement on Form S-4 filed on June 5, 2017
(File No 333-218485)

Dear Ms. Long:

On behalf of Zamalight plc (the “Company”), enclosed please find a copy of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on EDGAR on the date hereof, marked to show changes from the Registration Statement filed with the Commission on June 5, 2017.

The changes reflected in Amendment No. 1 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of June 29, 2017 (the “Comment Letter”). Amendment No. 1 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold print. The responses follow each reproduced comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 1.

* * * *

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General

1.	Please provide us supplementally with copies of any board books or similar materials prepared by the financial advisors and shared with the boards of directors and their representatives.

In response to the Staff’s comment, a copy of the discussion materials prepared by Credit Suisse Securities (USA) LLC that were reviewed and discussed with the board of directors of Praxair, Inc. in connection with the rendering of its opinion on May 31, 2017, are being provided to the Staff on a supplemental basis under separate cover by Alston & Bird LLP, counsel to Credit Suisse Securities (USA) LLC, requesting confidential treatment pursuant to Rule 418 (“Rule 418”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to the provisions of 17 C.F.R. §200.83 (“Rule 200.83”). In response to the Staff’s comment, copies of the discussion materials prepared by the financial advisors to Linde AG in connection with their opinions presented to the supervisory board or the executive board of Linde AG, are being provided by Freshfields Bruckhaus Deringer US LLP, counsel to Bank of America Merrill Lynch International Limited, Latham & Watkins LLP, counsel to Goldman Sachs AG, Latham & Watkins LLP, counsel to Morgan Stanley Bank AG, and Davis Polk & Wardwell LLP, counsel to Perella Weinberg Partners, to the Staff on a supplemental basis under separate cover requesting confidential treatment pursuant to Rule 418 and pursuant to the provisions of Rule 200.83. The Company has been advised by each of Alston & Bird LLP, Freshfields Bruckhaus Deringer US LLP, Latham & Watkins LLP and Davis Polk & Wardwell LLP that, in accordance with Rule 418, such counsel have requested that the materials provided be returned promptly following completion of the Staff’s review thereof.

Summary, page 10

The Exchange Offer, page 12

2.	Please disclose the minimum acceptance condition percentage.

In response to the Staff’s comment, the Company has revised the disclosure on page 14 of Amendment No. 1.

The Exchange Offer, page 13

Treatment of Linde Equity Awards, page 14

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3.	In the second paragraph, it is stated that each Linde stock option and each Linde matching share right will be terminated in exchange for a cash payment. The third paragraph states that the former holders of Linde stock options and Linde matching share rights will receive replacement equity awards. It is unclear whether the Linde stock options and Linde matching share rights will be both terminated for cash and also replaced with new equity awards from Linde plc. Please advise and revise your disclosures as appropriate.

In response to the Staff’s comment, the Company has revised the disclosures on pages 14 and 15 of Amendment No. 1.

Settlement of the Exchange Offer, page 14

4.	Here or in a separate section in the Summary, clarify when tendering Linde AG shareholders will receive their Linde plc shares in the exchange offer. Clarify when this will occur with reference to both shares tendered during the acceptance period and those tendered during the additional acceptance period. Where you reference a date after the publication of the results of the acceptance period (such as at the bottom of page 13), revise to clarify when this will occur with reference to the expiration of the acceptance period.

In response to the Staff’s comment, the Company has revised the disclosures on pages 13, 14, 215, 218, ALT-6, ALT-7, ALT-32, and ALT-33 of Amendment No. 1.

Termination Fees, page 15

5.	Please clarify in the second bullet point whether Praxair is only obligated to pay the termination fee if its shareholders do not vote in favor of the merger and the Praxair board changed its recommendation on the merger.

In response to the Staff’s comment, the Company has revised the disclosures on pages 15 and 201 of Amendment No. 1.

Potential Post-Closing Reorganization Regarding Linde, page 17

6.

We note the disclosure at the top of page 18 that “in addition to acquiring Linde shares in the exchange offer, Linde plc may, subject to applicable law, purchase additional Linde shares in the open market or otherwise.” If you mean to state that such outside purchases could occur from the date of announcement of the exchange offer through the end of the offer, in your response letter, provide an analysis of the facts supporting your ability to

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make outside purchases, consistent with Rule 14e-5. If you are referencing purchases occurring after the exchange offer terminates, please revise your disclosure here to clarify.

With certain exceptions, Rule 14e-5 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prohibits a “covered person” from directly or indirectly purchasing or arranging to purchase any securities to be acquired in a tender offer for equity securities or any securities immediately convertible into, exchangeable for or exercisable for such securities, except pursuant to such offer. The duration of the prohibition under Rule 14e-5 under the Exchange Act continues from the time of the public announcement of the offer until the date that the offer expires. In the present case, any purchases of additional Linde shares in the open market or otherwise, but outside of the exchange offer, will be structured to comply with one of the exceptions to Rule 14e-5 under the Exchange Act until the date that the offer expires. In particular, Rule 14e-5(b)(12)(i) under the Exchange Act permits purchases or arrangements to purchase securities subject to a tender offer by an offeror or its affiliates to be made in accordance with the laws of the subject company’s home jurisdiction, subject to certain conditions. While the Company does not currently intend to make any purchases of Linde shares outside the exchange offer either directly or through any advisor, broker or other financial institution acting as their agent pursuant to Rule 14e-5(b)(12) under the Exchange Act, should it decide to do so in the future, the Company respectfully submits that such purchases would be subject to, and comply with, the conditions of such rule:

(a)	Linde AG qualifies as a “foreign private issuer” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act.

(b)

The Company reasonably expects that the exchange offer meets the conditions for reliance on the Tier II cross-border exemptions set forth in Rule 14d-1(d) under the Exchange Act (the “Tier II Exception”). Linde AG and Praxair, Inc. conducted the calculation of U.S. ownership of the Linde shares pursuant to Instruction 3 to paragraphs (c) and (d) of Rule 14d-1 (the “Alternate Test”), which is available if the bidder is unable to conduct the “look-through” analysis provided under Instruction 2 to paragraphs (c) and (d) of Rule 14d-1. Linde AG and Praxair, Inc. made a good faith effort to perform a “look-through” analysis by obtaining a shareholder identification from NASDAQ OMX, a third party information provider retained by Linde AG, which indicated that approximately 30.8% of Linde AG’s outstanding shares were owned by U.S. holders as of December 31, 2016 (a date no more than 60 days before and no more than

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30 days after the public announcement of the exchange offer on December 20, 2016). This amounts to a U.S. ownership percentage of approximately 31.6%, assuming all Linde ADRs outstanding as of such date (representing approximately 0.8% of outstanding Linde shares) were owned by U.S. holders. However, because Linde shares are in bearer form (auf den Inhaber lautende Stammaktien ohne Nennbetrag) and held at custodian banks, which under German law, in general, are prohibited from providing third parties, including public authorities, personal and account information about their customers, Linde AG and Praxair, Inc. were unable to conclusively conduct a “look-through” analysis as defined in Instruction 2 to paragraphs (c) and (d) of Rule 14d-1.[1] Under the Alternate Test, a bidder may proceed on the presumption that U.S. ownership does not exceed 40% unless (i) the average daily trading volume of the subject securities in the United States for a recent twelve-month period exceeds 40% of the average daily trading volume of that class of securities on a worldwide basis, (ii) the subject company has disclosed a higher level of U.S. ownership in its most recent annual report; (iii) the bidder otherwise knows or has reason to know, before the public announcement of the offer, that the level of U.S. ownership exceeds such percentage; or (iv) the bidder otherwise knows, or has reason to know, that the level of U.S. ownership exceeds such percentage. Accordingly, the Company conducted the Alternate Test as follows:

The Company believes, based on market share data from Bloomberg Finance, that the average daily trading volume of the Linde shares in the United States is insignificant. Linde shares are not listed and/or traded on a stock exchange in the United States.

Linde AG’s annual report for the fiscal year ended December 31, 2015, the most recent annual report published before the public announcement of the exchange offer, estimates that, based on identifiable institutional

[1]

The Staff stated in The Commission Guidance and Revisions to Cross-Border Tender Offer, Exchange Offer, Rights Offerings, and Business Combination Rules and Beneficial Ownership Reporting Rules for Certain Foreign Institutions, Release Nos. 33-8957; 34-58597 (Dec. 8, 2008) that “an acquiror generally will be unable to conduct the required look-through analysis in the manner prescribed by our revised rules when the subject securities are in bearer form. In addition, in certain foreign jurisdictions, nominees may be prohibited by law from disclosing information about the beneficial owners on whose behalf they hold. Where this prohibition extends to the country of residence of the beneficial owners of the subject securities, we believe the alternate test for determining eligibility should be available.”

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investors which accounted for approximately 76% of the outstanding Linde shares as of December 31, 2015, the percentage of shares held by U.S. holders amounted to approximately 38% of such shares held by such institutional investors. That figure represented approximately 28% of the total Linde shares outstanding as of December 31, 2015.

Based on information provided by third parties and beneficial ownership reports relating to Linde AG publicly available to the Company, the Company did not know or have reason to know, before the public announcement of the exchange offer on December 20, 2016, that the level of U.S. ownership exceeded 40% of the Linde shares. In particular, based on shareholder ownership data from Bloomberg Finance, the overall percentage of Linde shares owned by U.S. holders was approximately 26.7% before the public announcement of the exchange offer on December 20, 2016.

The Company does not know and has no reason to know that the level of U.S. ownership exceeds 40% of Linde shares.

(c)	No purchases or arrangements to purchase Linde shares except pursuant to the exchange offer will be made in the United States.

(d)	The Registration Statement discloses prominently on pages 17, 219, and ALT-94 of Amendment No. 1 the possibility of purchases or arrangements to purchase Linde shares outside of the exchange offer and the manner in which information regarding such purchases will be disseminated.

(e)	There will be public disclosure in the United States, to the extent that such information is made public in Linde AG’s home jurisdiction of Germany, of information regarding all purchases by the Company of Linde shares and related securities otherwise than pursuant to the exchange offer from the time of public announcement of the exchange offer until the exchange offer expires.

(f)	Purchases or arrangements to purchase Linde shares outside the exchange offer by the Company and its affiliates will satisfy the following additional condition: the exchange offer price will be increased to match any consideration paid outside of the exchange offer that is greater than the exchange offer price.

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Purchases or arrangements to purchase Linde shares outside the exchange offer by an affiliate of a financial advisor will satisfy the additional conditions set forth in Rule 14e-5(b)(12)(i)(G) under the Exchange Act. Except as otherwise exempted, the Company will comply with Rule 14e-5 under the Exchange Act.

In addition to Rule 14e-5 under the Exchange Act, any purchases of Linde shares outside of the exchange offer will be regulated by German securities laws. The German Takeover Act allows the Company to make such purchases, subject to certain conditions. The Company will be required to make available to all holders of Linde shares subject to the exchange offer any more favorable terms, including price terms, agreed to in connection with any purchases of Linde shares by the Company outside the exchange offer. Under Section 31(4) of the German Takeover Act, the Company would be obligated to increase the exchange offer price to the level of any higher purchase price outside the exchange offer. In addition, any such purchases by the Company prior to the commencement of the exchange offer must be disclosed in the exchange offer document. Finally, pursuant to Section 23(2) of the German Takeover Act, any such purchase by the Company during the exchange offer must be reported to BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) and announced publicly immediately following such purchase.

Regulatory Approvals, page 20

7.	Please disclose the specific waiting periods for the FTC and Department of Justice.

In response to the Staff’s comment, the Company has revised the disclosures on pages 21 and 164 of Amendment No. 1.

Interests of Directors, Board Members, and Executive Officers in . . . (see page [—]), page 22

8.	Please quantify the interests of the directors and officers. Please also quantify these amounts in your related risk factor on page 40.

In response to the Staff’s comment, the Company has revised the disclosures on pages 23, 42 and 173 of Amendment No. 1.

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Risk Factors, page 34

Praxair and Linde are subject to anti-corruption laws in the jurisdictions …, page 57

9.	You disclose that Linde currently conducts operations in Iran in accordance with applicable economic sanctions laws. We have located recent news articles reporting that in 2016, Linde opened an office in Iran; that Linde signed agreements for two petrochemical complexes in Iran, for a joint venture with an Iranian liquefied gas company, and for engineering projects to construct plants in Iran; that it revived plant engineering contracts in Iran that had been dormant; and that Linde and Mitsui Chemicals were planning to invest $4 billion in Iran’s petrochemical industry. Iran is designated by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of Linde’s past, current, and anticipated contacts with Iran, whether through subsidiaries, affiliates, distributors, or other direct or indirect arrangements. You should describe any services or products Linde has provided to Iran, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the government of Iran or entities that it controls.

Linde’s Sanctions Compliance Program

In response to the Staff’s comment, Linde respectfully submits that it is Linde’s policy that all business activities carried out by the company, whether directly by itself or through its subsidiaries, affiliates, distributors or other direct or indirect arrangements, are to be conducted in full compliance with all applicable laws of all relevant jurisdictions, in particular, applicable sanctions and export control laws and regulations implemented by the United States, the European Union and Germany (collectively, “Sanctions Laws”). The supervisory board and executive board of Linde AG have made it a priority at Linde to comply with all Sanctions Laws. Linde’s compliance team, including its compliance officers and compliance managers, have developed and implemented processes and procedures designed to ensure that Linde is in compliance with Sanctions Laws. For certain business units, Linde also has a separate export control organization that provides, among other things, operative support, including screening against the Specially Designated Nationals and Blocked Persons List maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), designed to ensure compliance with export control regulations promulgated by the U.S. Department of Commerce’s Bureau of Industry and Security as well as facilitating due diligence of actual and potential counterparties.

An important part of Linde’s compliance program includes protocols and targeted guidance requiring the recusal of personnel and directors who are U.S. persons in connection with aspects of Linde’s business that implicate U.S. sanctions. Such protocols and targeted guidance generally provide that (i) U.S. persons shall not

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be requested or permitted to become involved in discussions or decision-making concerning current or prospective transactions or business planning involving countries, entities or individuals that are targets of U.S. sanctions and (ii) any delegations of authority permitting decisions on such pending or prospective transactions or planning can only be made by persons who are not U.S. persons, without any involvement of U.S. persons.

Linde’s Contacts in Iran

Linde notes that a management decision was made by the company in September 2010 that Linde would no longer conduct any new business in Iran. The effect of this decision was to dramatically reduce Linde’s activities in Iran, and major contracts under execution were suspended or terminated. Since the implementation of the Joint Comprehensive Plan of Action relating to Iran (the “JCPOA”) in January 2016, Linde has begun to re-commence limited business involving Iran in compliance with applicable Sanctions Laws. Since the implementation of the JCPOA, Linde’s activities relating to Iran primarily consist of pursuing potential new projects and seeking to revive certain engineering contracts executed prior to the 2010 decision.

In response to the Staff’s comment, Linde respectfully submits the following details about Linde’s Iranian contacts mentioned in the Staff’s comment:

(a)	In August 2016, Linde executed one agreement with Iran-based Kian Petrochemical Co. (“Kian”) pursuant to which Linde agreed to provide engineering support for the design of an olefin, butadiene, hydrodealkylation and benzene plant. The contract, which is not denominated in U.S. dollars, is valued at approximately €35 million. Linde’s performance under the contract is expected to be completed in September 2017. In addition to this project, Linde has also entered into other agreements under which engineering services, spare parts and some equipment have been or will be delivered;

(b)	In October 2016, Linde opened a small office in Tehran, Iran. This office employs approximately seven (7) personnel, none of which are U.S. persons. Dedicated personnel in the Tehran office are responsible for due diligence and shareholder analysis of local contacts, which supports Linde’s compliance program described above;

(c)

In January 2017, Linde executed an agreement with Delvar Afzar Industrial Gases Co. (“Delvar”), part of the Delvar Afzar Industrial Group, to form a joint venture to be known as Linde Delvar Afzar Gas Company

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PJSC. The joint venture will import, sell and distribute industrial gases and medical gases in Iran. Pursuant to the agreement, Linde will supply to the joint venture medical gases and helium from Turkey, and provide application know-how and healthcare business development know-how, and Delvar will supply to the joint venture industrial gases from its air separation unit and contribute to the joint venture its existing bulk and packaged gas products business. The joint venture will also source some of its products from Delvar’s own production plants in Iran. The joint venture is currently expected to become operational before the end of 2017; and

(d)	In response to the Staff’s comment, Linde respectfully acknowledges that Linde has discussed opportunities in Iran together with Mitsui. However, unlike as has been suggested by certain press articles in the past, there is no contractual agreement by Linde to invest $4 billion in Iran’s petrochemical industry. In particular, a press report from February 2016 which stated that Linde, “along with Mitsui & Co, Ltd., will invest $4 billion in various petrochemical projects in Iran,” was factually incorrect.

Linde’s sales to Iran for the three prior fiscal years and Q1 2017 were as follows:

	2014	2015	2016	Q1 2017
Total sales (€)	506,308	2,497,858	7,743,551	9,066,264

To the best of Linde’s knowledge, Linde does not have any agreements, commercial arrangements or other contracts with the government of Iran, nor does it have any contacts with the government of Iran, other than contacts incidental to maintaining an office in Iran and conducting the business described in this response. A pension fund for the benefit of Iranian military personnel holds an indirect, controlling interest in Kian, to whom Linde provides engineering support pursuant to the contract described above. Except for the contract with Kian, which was entered into in compliance with Linde’s internal rules and procedures and applicable Sanctions Laws, including authorization from German export authorities, to the best of Linde’s knowledge, Linde does not have any agreements, commercial arrangements or other contracts with entities controlled by the government of Iran, nor does it have any contacts with entities controlled by the government of Iran, other than contacts incidental to maintaining an office in Iran and conducting the business described in this response. Other than the office in Tehran, Iran described above, Linde does not currently maintain any physical presence in Iran.

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10.	You also disclose that both Praxair and Linde conduct operations in the Middle East and Africa. Syria and Sudan, countries located in those regions, are designated by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any contacts with those countries by Praxair and Linde, and any anticipated contacts by Linde plc, whether through subsidiaries, affiliates, distributors or other direct or indirect arrangements. You should describe any services or products provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Linde

Compliance

Linde respectfully acknowledges that Sudan and Syria are designated by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. As discussed in the response to Comment No. 9, Linde notes that it is Linde’s policy that all business activities carried out by the company, whether directly by itself or through subsidiaries, affiliates, distributors or other direct or indirect arrangements, are to be conducted in full compliance with applicable Sanctions Laws.

Linde notes that, under the current U.S. sanctions regime against Syria and Sudan, foreign entities that are not owned or controlled by U.S. persons, such as Linde AG, are not prohibited from engaging in most Syrian-related and Sudanese-related transactions that do not implicate U.S. jurisdiction or involve U.S. persons. However, Linde is subject to, and to the best of Linde’s knowledge, in compliance with, all EU Sanctions Laws against Syria and Sudan, which include comprehensive arms embargoes against Syria and Sudan and prohibitions against exporting certain equipment and technology to Syria and providing funds or economic resources, directly or indirectly, to certain listed persons entities and organizations in Syria, Sudan and South Sudan.

Syria

In response to the Staff’s comment, Linde respectfully submits that, in the last three years, Linde has made a small number of sales to Syria, which sales represent a de minimis portion of Linde’s aggregate sales.

To the best of Linde’s knowledge, Linde does not have any agreements, commercial arrangements or other contracts with the government of Syria, nor does it have any contacts with the government of Syria, other than contacts

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incidental to conducting the business described in this response. To the best of Linde’s knowledge, Linde does not have any agreements, commercial arrangements or other contracts with entities controlled by the government of Syria, nor does it have any contacts with entities controlled by the government of Syria, other than contacts incidental to conducting the business described in this response. Linde does not currently maintain, nor has it in the past maintained, any physical presence in Syria.

Sudan

In response to the Staff’s comment, Linde respectfully submits that, in the last three years, Linde has made a small number of sales to Sudan, which sales represent a de minimis portion of Linde’s aggregate sales.

To the best of Linde’s knowledge, Linde does not have any agreements, commercial arrangements or other contracts with the government of Sudan, nor does it have any contacts with the government of Sudan, other than contacts incidental to conducting the business described in this response. To the best of Linde’s knowledge, Linde does not have any agreements, commercial arrangements or other contracts with entities controlled by the government of Sudan, nor does it have any contacts with entities controlled by the government of Sudan, other than contacts incidental to conducting the business described in this response. Linde does not currently maintain, nor has it in the past maintained, any physical presence in Sudan.

Praxair

To the best of Praxair’s knowledge, Praxair does not have any agreements, commercial arrangements, contracts or other contacts with Syria or Sudan. Praxair does not currently maintain, nor has it in the past maintained, any physical presence in Syria or Sudan, nor is, to the best of Praxair’s knowledge, any of its revenue for the past three fiscal years and the subsequent interim period attributable to such sanctioned countries.

11.	Please discuss the materiality of any contacts with Iran, Syria and Sudan you describe in response to the comments above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria or Sudan.

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Linde

Iran

Linde respectfully submits that Linde’s sales, assets and liabilities in Iran represent a de minimis portion of Linde’s aggregate sales, assets and liabilities.

Linde’s sales to Iran for the three prior fiscal years and Q1 2017 were as follows:

	2014	2015	2016	Q1 2017
Total sales (€)	506,308	2,497,858	7,743,551	9,066,264

As demonstrated above, Linde’s sales to Iran constitute a de minimis portion of Linde’s aggregate sales in the relevant time period. Linde anticipates that its future sales to Iran will continue to constitute only a de minimis portion of its total sales and be conducted in full compliance with applicable Sanctions Laws.

Other than the small office mentioned in the response to Comment No. 9 above, Linde currently does not have any physical assets located in Iran. The remainder of Linde’s assets and liabilities related to Iran arise from contracts and other commercial arrangements discussed in the Company’s response to Comment No. 9. Linde respectfully submits that, in the normal conduct of its business and the preparation of its financial accounts, Linde does not record aggregate assets or liabilities in Iran.

Syria

Linde respectfully submits to the Staff that Linde’s sales, assets and liabilities in Syria represent a de minimis portion of Linde’s aggregate sales, assets and liabilities.

As noted above, in the past three years, Linde has made a small number of sales to Syria, which sales represent a de minimis portion of Linde’s aggregate sales.

Linde has no current plans to expand its contacts in Syria and anticipates that its direct and indirect sales to Syria will continue to constitute only a de minimis portion of its aggregate sales and be conducted in full compliance with applicable Sanctions Laws.

Linde does not have any physical assets located in Syria. Linde’s assets and liabilities related to Syria arise solely from contracts and other commercial arrangements discussed in the Company’s response to Comment No. 10. Linde respectfully submits that, in the normal conduct of its business and the preparation of its financial accounts, Linde does not record aggregate assets or liabilities in Syria.

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Sudan

Linde respectfully submits that Linde’s sales, assets and liabilities in Sudan represent a de minimis portion of Linde’s aggregate sales, assets and liabilities.

As noted above, in the past three years, Linde has made a small number of sales to Sudan, which sales represent a de minimis portion of Linde’s aggregate sales.

Linde has no current plans to expand its contacts in Sudan and anticipates that its direct and indirect sales to Sudan will continue to constitute only a de minimis portion of its aggregate sales and be conducted in full compliance with applicable Sanctions Laws.

Linde does not have any physical assets located in Sudan. Linde’s assets and liabilities related to Sudan arise solely from contracts and other commercial arrangements discussed in the Company’s response to Comment No. 10. Linde respectfully submits that, in the normal conduct of its business and the preparation of its financial accounts, Linde does not record aggregate assets or liabilities in Sudan.

Materiality

Linde does not believe that its de minimis sales, assets, liabilities and contacts with Iran, Syria and Sudan constitute a material investment risk for its security holders (or for the future security holders of the Company), taking into account both quantitative and qualitative factors that a reasonable investor would consider important in making an investment decision.

As discussed above, Linde’s contacts with Iran, Syria and Sudan are quantitatively immaterial considering Linde’s total revenues, assets and liabilities.

Linde also believes that its contacts with Iran, Syria and Sudan are immaterial from a qualitative perspective. Linde notes that pursuant to the JCPOA, the United States and certain countries in the European Union, including Germany, have implemented certain sanctions relief regarding Iran. The United States has waived its nuclear-related secondary sanctions related to Iran, and the United States’ sanctions regime against Iran does not prohibit foreign entities that are not owned or controlled by U.S. persons from engaging in most Iran-related transactions that do not implicate U.S. jurisdiction or involve U.S. persons.

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Furthermore, the United States’ sanctions regime against Syria and Sudan does not prohibit foreign entities that are not owned or controlled by U.S. persons from engaging in most Syrian-related and Sudanese-related transactions that do not implicate U.S. jurisdiction or involve U.S. persons. Linde believes that, considering these facts, reasonable investors would expect some non-U.S. companies and non-U.S. subsidiaries of U.S. companies to pursue certain lawful business involving Iran, Syria and Sudan.

Linde is subject to numerous laws and regulations, including Sanctions Laws. The failure to comply with such laws and regulations may harm Linde’s reputation and adversely impact its business or results of operations. For a more fulsome discussion of this risk, Linde respectfully refers the Staff to the risk factor contained on pages 59 and 60 of Amendment No. 1. Linde does not believe that its contacts with Iran, Syria and Sudan present any additional risks in this respect that have not already been disclosed. Furthermore, as noted above, Linde’s current contacts with, and any possible future activities related to, Iran, Syria and Sudan are and will be conducted only in accordance with its internal policies designed to ensure compliance with applicable Sanctions Laws. In addition, as agreed in the business combination agreement, Linde, Praxair and the Company will use their reasonable best efforts to develop and adopt an economic sanctions compliance plan for the combined group that will become effective upon closing of the transaction to ensure compliance with applicable Sanctions Laws.

Accordingly, Linde believes its contacts with Iran, Syria and Sudan would not be material to a reasonable investor in making an investment decision and would not materially affect Linde’s or the Company’s reputation and share value. Linde recognizes that certain U.S. investors have adopted divestment initiatives regarding investment in companies that engage in certain business with countries sanctioned by OFAC, such as Iran, Syria and Sudan, even if that business does not violate any Sanctions Laws. It is possible that some of these investors may choose not to invest in Linde or the Company, but Linde and the Company do not expect any such decisions of a limited number of investors to materially affect the share value of Linde or the Company.

Praxair

As submitted in response to the Staff’s Comment No. 10, to the best of Praxair’s knowledge, Praxair does not have any agreements, commercial arrangements, contracts or other contacts with Syria or Sudan.

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12.	Please tell us whether any contacts with Iran, Syria and Sudan you describe in response to the comments above involve dual use products and, if so, describe for us the military uses of the products.

Linde

Iran

The products that Linde exported to customers in Iran are not considered “dual-use” products under applicable law – i.e., items that have both commercial and military or proliferation applications. To the best of Linde’s knowledge, the products exported to customers in Iran have not been put to military uses by Iran.

Syria

The products that Linde exported to Syria are not considered “dual-use” products under applicable law. To the best of Linde’s knowledge, the products exported to customers in Syria were not put to military uses by Syria.

Sudan

The products that Linde exported to Sudan are not considered a “dual-use” product under applicable law. To the best of Linde’s knowledge, the products exported to customers in Sudan were not put to military uses by Sudan.

Praxair

As submitted in response to the Staff’s Comment No. 10, to the best of Praxair’s knowledge, Praxair does not have any agreements, commercial arrangements, contracts or other contacts with Syria or Sudan.

Background of the Business Combination, page 90

13.	For each financial advisor, please disclose the method of selection of that particular advisor. See Item 1015(b)(3) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosures on pages 93 and 96 of Amendment No. 1.

14.	Please clarify when each of the financial advisors that rendered a fairness opinion to Praxair or the Linde executive or supervisory boards was engaged for this purpose and how they were selected. In addition, please clarify why each of the Linde executive board and supervisory board engaged two financial advisors to render fairness opinions. In this regard please clarify whether there were any material differences in the scope of the engagement or instructions given to each of the financial advisors.

In response to the Staff’s comment, the Company has revised the disclosures on pages 93 and 96 of Amendment No. 1.

Ms. Long	-17-

15.	Please disclose the feasibility issues discussed at various meetings. In this regard, we note that in June of 2016, the parties agreed that the feasibility of any business combination should be analyzed by both companies with the assistance of legal and financial advisors prior to the commencement of any discussion on terms and conditions of a transaction. Please elaborate on the role of the financial advisors, including which financial advisors participated in these feasibility evaluations on behalf of each company and how they were selected. Please also elaborate on the outcome of the feasibility evaluations, including any potential issues and recommendations raised by each company and its advisors.

In response to the Staff’s comment, the Company has revised the disclosures on pages 93 and 94 of Amendment No. 1.

16.	Please revise your disclosure to elaborate on the strategic options that were discussed at the July 21, 2015 meeting. Please also elaborate on the reasons for terminating the discussions.

In response to the Staff’s comment, the Company has revised the disclosure on page 92 of Amendment No. 1.

17.	Please disclose the “several potential strategic alternatives” that Praxair’s senior management evaluated in late 2015.

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of Amendment No. 1.

18.	Please disclose the challenges identified at the June 14, 2016 meeting.

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of Amendment No. 1.

19.	Please revise your disclosure to include a discussion of the events leading up to Linde communicating its position on August 11, 2016 that it will not accept anything other than a 50-50 ownership structure.

In response to the Staff’s comment, the Company has revised the disclosure on page 94 of Amendment No. 1.

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20.	Please expand your disclosure to discuss the reasons why Linde’s shareholder representatives recommended that the talks with Praxair be terminated on September 12, 2016.

In response to the Staff’s comment, the Company has revised the disclosure on page 95 of Amendment No. 1.

21.	We note that both of Linde’s executive and supervisory boards continually review Linde’s operations, competitive positions and strategic alternatives. We also note that it was Linde’s executive board that determined to terminate talks with Praxair in September of 2016. Please briefly explain the difference in the membership and authority or role of each of the executive and supervisory boards with respect to this transaction.

German corporate law provides for a two-tier board structure. The governance distinguishes the executive board (consisting of the CEO and the other executive directors) from the supervisory board (consisting of the non-executive directors, 50 % of whom are appointed by the shareholder meeting and 50 % of whom are employee representatives). The supervisory board appoints the members of the executive board and controls and oversees their actions. While it is the primary responsibility of the executive board to develop and to implement the strategy of the company, the supervisory board is to be consulted as a “sounding board” about all issues of major strategic importance. In addition thereto, as a consequence of the control function of the supervisory board, the decision of the executive board to enter into a business combination agreement with Praxair regarding the envisaged merger of equals was subject to the approval by the supervisory board.

22.	Please disclose the “other strategic options” that the Linde executive board discussed on November 28, 29, and 30, 2016.

In response to the Staff’s comment, the Company has revised the disclosure on page 96 of Amendment No. 1.

23.	Please revise to discuss the material differences between the initial terms and the terms included in the proposal when the parties decided to reengage in negotiations. In this regard, we note it appears that the terms of the transaction, both before the September termination and after, contemplated a 50-50 ownership structure.

In response to the Staff’s comment, the Company has revised the disclosures on pages 95 and 96 of Amendment No. 1.

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24.	Please discuss the reasons behind Dr. Büchele’s decision to offer to resign on December 7, 2016.

In response to the Staff’s comment, the Company has revised the disclosure on page 96 of Amendment No. 1.

25.	We note your disclosure regarding a Praxair board meeting held on December 20, 2016 where Praxair’s board approved key terms of the business transaction. Please revise your background section to provide details regarding the negotiations that led to the finalization of such key terms of the business combination. For example, it is not clear how the parties determined the amount of consideration.

In response to the Staff’s comment, the Company has revised the disclosure on page 97 of Amendment No. 1.

Praxair’s Reasons for the Business Combination, page 95

Other Factors Considered by the Praxair Board of Directors, page 96

26.	Please expand the disclosure in the second bullet point to discuss the specific aspects of the current and prospective business climate that the Praxair board considered in support of its determination that the business combination is in the best interests of the Praxair shareholders.

In response to the Staff’s comment, the Company has revised the disclosure on page 100 of Amendment No. 1.

Linde’s Reasons for the Business Combination, page 98

27.	Please revise the discussion to disclose the vote by which the supervisory board determined that the proposed combination is in the best interest of Linde shareholders.

In response to the Staff’s comment, the Company has revised the disclosure on page 103 of Amendment No. 1.

Other Factors, page 99

Alternatives, page 100

28.	Please expand your disclosure to discuss the advantages and disadvantages of each of the several alternatives that the Linde board considered.

In response to the Staff’s comment, the Company has revised the disclosures on pages 104 and 105 of Amendment No. 1.

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Certain Unaudited Forward-Looking Financial Information, page 102

Certain Synergy and Cost Reduction Estimates, page 106

29.	Please summarize the assumptions underlying and limitations on all of the projections disclosed. For example, we note that the pro forma synergy and cost reduction estimates were based on “numerous variables and assumptions.” Please ensure that you discuss all material assumptions upon which such synergy and cost reduction estimates and other forecasted information were based.

In response to the Staff’s comment, the Company has revised the disclosures on pages 107 and 111 of Amendment No. 1. In response to the Staff’s comment regarding material assumptions upon which the synergy and cost reduction estimates and other forecasted information were based, the Company believes that all material assumptions underlying the synergy and cost reduction estimates have been disclosed.

Other Matters, page 113

30.	We note your disclosure that Credit Suisse and its affiliates have in the past provided and/or are currently providing investment banking and other financial advice and services to Praxair and Linde. Please revise your disclosure to provide a quantitative description of the fees paid to Credit Suisse for such services. See Item 1015(b)(4) of Regulation M-A. Please note this comment also applies to your disclosure regarding Goldman Sachs, Morgan Stanley, and Perella Weinberg. With respect to Perella Weinberg, please include both qualitative and quantitative disclosure, if applicable.

In response to the Staff’s comment, the Company has revised the disclosures on pages 118, 133, 148, 160 and B-3 of Amendment No. 1. The Company supplementally confirms that it has been informed by Credit Suisse Securities (USA) LLC that during the past two years Credit Suisse Securities (USA) LLC and its affiliates did not receive any fees from Linde AG or its affiliates for providing investment banking advice and services.

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Other Factors, page 118

31.	Please disclose the “mergers of equals” transactions that BofA Merrill Lynch analyzed and that are referred to in the second bullet point on page 119.

In response to the Staff’s comment, the Company has revised the disclosures on pages 124 and 125 of Amendment No. 1.

Opinion of Morgan Stanley, Financial Advisor to Linde, page 128

32.	We note the disclosure on pages 128-29 that “[n]one of Morgan Stanley’s opinion, the summary thereof or Morgan Stanley’s financial analysis set forth in this document is being provided for the use of any Praxair shareholders.” Given that Praxair’s shareholders are entitled to rely on the disclosure in the registration statement, please revise this language accordingly. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the link below as being necessary to clarify security holders’ right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

In response to the Staff’s comment, the Company has revised the disclosure on page 135 of Amendment No. 1.

Regulatory Approvals Related to the Business Combination, page 156

33.	Please expand your disclosure to discuss when you filed the required applications with each regulatory body.

In response to the Staff’s comment, the Company has revised the disclosure on page 163 of Amendment No. 1.

The Business Combination Agreement, page 176

34.

We note your cautionary statements on page 200 concerning the representations and warranties in the merger agreement. Please note that disclosure regarding an agreement’s representations or covenants in a proxy statement/prospectus (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). In this regard, we note your statement that the

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representations and warranties were in some cases qualified by matters contained in separate disclosure letters, and that information concerning the representations and warranties does not purport to be accurate as of the date of the proxy statement/prospectus and may have changed since the date of business combination agreement. Please clarify that you have and will continue to provide additional disclosure in the proxy statement/prospectus and your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in or incorporated into your proxy statement/prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on page 207 of Amendment No. 1.

The Exchange Offer - Determination of Material Adverse Change, page 205

35.	We note the disclosure that the exchange offer is conditioned on no material adverse change occurring “prior to the expiration of the acceptance period.” However, in this section, you describe a process by which this will be determined by an independent third party expert mutually agreed upon by Praxair and Linde AG. You further note the possibility that any report of such expert might not be received by the expiration of the acceptance period. Please clarify.

In response to the Staff’s comment, the Company has revised the disclosure on page 212 of Amendment No. 1. Additionally, the Company respectfully directs the Staff to the disclosures on pages ALT-132 and ALT-133 of Amendment No. 1.

Additional Acceptance Period, page 208

36.	See our comment above. Clarify how quickly after the expiration of the acceptance period the results of the offer will be published, such that the additional acceptance period will begin. In addition, clarify how soon after publication the additional acceptance period will commence.

In response to the Staff’s comment, the Company has revised the disclosure on page 215 of Amendment No. 1. Additionally, the Company respectfully directs the Staff to the Company’s response to the Staff’s Comment No. 4 above.

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Put Right Period, page 208

37.	Since the put right period is an alternate means by which target shareholders may have their target shares purchased by the bidder, consider including a description of it in the Summary section at the forepart of the prospectus. This section should highlight any differences between putting target shares to the bidder versus tendering into the exchange offer.

In response to the Staff’s comment, the Company has revised the disclosures on page 13 and in the summary section of the exchange offer prospectus on page ALT-32 of Amendment No. 1. Except for the revisions on page 13 of Amendment No. 1, the Company respectfully advises the Staff that it does not believe that additional disclosures regarding a potential put right of Linde shareholders are warranted in the summary section of the proxy statement/prospectus for the Praxair special meeting. Additionally, the Company notes that a put right will not be triggered under German law unless the Company, directly or indirectly, holds at least 95% of Linde AG’s voting share capital at the time of the publication of the results of the acceptance period (or the exchange offer has been accepted by Linde shareholders such that the Company, directly or indirectly, would hold at least 95% voting share capital at the completion of the exchange offer).

38.	Clarify whether shares purchased by Linde plc pursuant to the put right would or could be purchased more quickly than shares tendered into the exchange offer.

In response to the Staff’s comment, the Company respectfully directs the Staff to the disclosures on pages 215 and 216 of Amendment No. 1 regarding the settlement of any Linde shares put to the Company in a potential put right period.

Comparative Per Share Market Information, page 217

39.    Please provide the information required by Item 3(g) of Form S-4.

In response to the Staff’s comment, the Company has revised the disclosure on page 224 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 224

40.	Please provide us the analysis of all the material facts and circumstances you considered and how these facts and circumstances resulted in your conclusion that Praxair is the accounting acquirer, including your consideration of the factors outlined in ASC 805-10-55-12 through 55-15.

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In response to the Staff’s comment, set forth below is a summary of the analysis of the considerations for determining that Praxair, Inc. is the accounting acquirer in accordance with ASC 805. For purposes of this response “we”, “us” or “our” refers to both Praxair, Inc. and Linde AG, collectively.

(a)	ASC 805-10-25-4 states:

“For each business combination, one of the combining entities shall be identified as the acquirer.”

ASC 805-10-25-5 states:

“The guidance in the General Subsections of Subtopic 810-10 related to determining the existence of a controlling financial interest shall be used to identify the acquirer—the entity that obtains control of the acquiree. If a business combination has occurred but applying that guidance does not clearly indicate which of the combining entities is the acquirer, the factors in paragraphs 805-10-55-11 through 805-10-55-15 shall be considered in making that determination.”

Because there is no clear indication of which of the combining entities is the accounting acquirer based on ASC 805-10-25-5, the Company applied the factors in paragraphs 805-10-55-11 through 805-10-55-15 to determine the accounting acquirer. This analysis follows.

(b)	ASC 805-10-55-11 states:

“In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.”

The Company believes the above criteria is not applicable in this situation because the merger and the exchange offer, respectively, will each be effected solely by exchanging equity interests.

(c)	ASC 805-10-55-12 states:

“In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests….”

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Although the newly formed entity, Zamalight plc, will issue its equity interests to effect the business combination, the Company believes that either Linde AG or Praxair, Inc. should be identified as the accounting acquirer. Thus, the Company considered other pertinent facts and circumstances.

(d)	ASC 805-10-55-12a states:

“The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.”

The exchange ratios set forth in the business combination agreement for the conversion of Praxair shares into shares of the Company and exchange of Linde shares for shares of the Company, including the impact of outstanding equity awards, results in approximately equal ownership of the combined entity by each of Praxair and Linde shareholders. However, this assumes that 100% of the existing shareholders of both combining entities will receive shares of the Company.

For Praxair shareholders, the threshold for achieving a 100% conversion of shares in the merger is the affirmative vote of the holders of a majority of the Praxair shares outstanding and entitled to vote at the Praxair special meeting. However, for Linde shareholders a 100% exchange of shares assumes that all Linde shares are tendered and not withdrawn in the exchange offer, while the minimum acceptance condition for the exchange offer requires a tender rate of 75% of the Linde shares outstanding. The Company expects that, with respect to the exchange offer, a 100% exchange of shares will not be achieved and, accordingly, there will be a continuing minority interest in Linde AG at the time of the completion of the business combination of up to 25% of Linde shares. Therefore, even though the business combination is structured to provide equal ownership of the Company by former Praxair and Linde shareholders, it is highly probable that more than 50% of the initial shareholder group of the combined entity will be composed of former Praxair shareholders. The exchange offer and post-completion reorganization is described in more detail in the sections “The Exchange Offer” and “The Business Combination — Potential Post-Completion Reorganization Regarding Linde” in Amendment No. 1.

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Therefore, based on the likely composition of the shareholder group of the combined entity upon the consummation of the business combination, the Company concluded that ASC 805-10-55-12a favors Praxair, Inc. as the accounting acquirer.

(e)	ASC 805-10-55-12b states:

“The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.”

There will be no such large minority voting interest in the combined entity. Therefore this factor is considered to be not applicable.

(f)	ASC 805-10-55-12c states:

“The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.”

The composition of the Linde plc board of directors is outlined in the section “Business and Certain Information About Linde plc - Corporate Governance Structure of Linde plc - Corporate Governance of Linde plc After the Business Combination” in Amendment No. 1. Based on Prof. Dr. Reitzle becoming Chairman of the board of directors of Linde plc and Mr. Stephen Angel becoming CEO of Linde plc and also based on the equal representation on the Linde plc board of directors of former Praxair and Linde directors, the nomination and selection process, and the lack of ability for any one combining party to influence the process, the Company concluded that ASC 805-10-55-12c is neutral in the determination of the accounting acquirer.

(g)	ASC 805-10-55-12d states:

“The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.”

Under the terms of the business combination agreement, Mr. Stephen F. Angel, current Chairman and Chief Executive Officer of Praxair, Inc. will become Chief Executive Officer of the combined group. The combined group will have a

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Management Committee that will constitute the senior leadership team of the combined group. The Management Committee will initially be comprised of six executive officers, the Chief Financial Officer, the Head of Global Functions, the Head of America Gases, the Head of Linde Engineering, the Head of APAC Gases and the Head of EMEA Gases, three of which will be designated by Praxair, Inc. and three of which will be designated by Linde AG, respectively. The members of the Management Committee are, to the extent known, named in the section “Business and Certain Information About Linde plc — Corporate Governance Structure of Linde plc — Corporate Governance of Linde plc After the Business Combination — Management Committee of the Combined Group” in Amendment No. 1. Each member of the Management Committee will report to Mr. Stephen F. Angel, the Chief Executive Officer of the combined group.

Based on the management positions named to date (specifically, that the Chief Executive Officer of the Company will be the current Chief Executive Officer of Praxair, Inc.), and the reporting of the Management Committee to the Chief Executive Officer of the Company, the Company concluded that ASC 805-10-55-12d favors Praxair, Inc. as the accounting acquirer.

(h)	ASC 805-10-55-12e states:

“The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.”

The exchange ratio used to calculate the number of shares transferred to Linde shareholders is fixed at 1.54 shares of the Company for each Linde share, while the Praxair exchange ratio is fixed at 1:1. The exchange ratio was established based on information at November 17, 2016 (the date that was used by the combining entities for purposes of determining the exchange ratio in connection with the business combination) and was designed to create equal ownership in the combined entity by former shareholders of Linde and Praxair.

As of November 17, 2016, the market capitalization of Praxair ($33,179 million) exceeded the market capitalization of Linde ($30,110 million). Therefore, using the market capitalization of the combining entities as of November 17, 2016, the 1.54 Linde exchange ratio indicates that the Linde shareholders are receiving a premium. Therefore, the Company concluded that ASC 805-10-55-12e favors Praxair, Inc. as the accounting acquirer.

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(i)	ASC 805-10-55-13 states:

“The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.”

Based on the analysis of the relative size of the combining entities, although Linde is larger than Praxair when measured by revenue, operating cash flows (“OCF”), and total assets, Praxair generates higher operating and OCF margins and has a higher market capitalization. Therefore, the Company concluded that ASC 805-10-55-13 is neutral in the determination of the accounting acquirer.

The table below summarizes the factors considered by the Company in connection with determining the relative size of the combining entities. The amounts and percentages in bold font indicate which of the combining entities appears to be favored for a particular factor. If no amount or percentage is indicated, the factor is considered to be neutral (dollars in millions):

Factor(1)	Praxair	Linde(2)
Revenue	$10,534	$18,242

Operating Profit (“OP”)	$2,238	$2,292

OP Margin	21.2%	12.6%

Net Income (Continuing Operations)	$1,500	$1,500

Operating Cash Flows (“OCF”)	$2,773	$3,379

OCF Margin	26.3%	18.5%

Total Assets	$19,665	$39,034

Market Capitalization as of November 17, 2016	$33,179	$30,110

1)	Balance sheet amounts are taken from the U.S. GAAP unaudited pro forma combined balance sheet at March 31, 2017, income statement amounts are taken from the U.S. GAAP unaudited pro forma combined statement of income for the year ended December 31, 2016, as disclosed in the section “Unaudited Pro Forma Condensed Combined Financial Information” in Amendment No. 1, and cash flow amounts are derived from the respective combining entities’ latest annual public filings. The market capitalization amounts were calculated by multiplying the combining entities’ respective diluted shares outstanding by the stock price as of November 17, 2016.
2)	Linde’s U.S. dollar OCF figures are based on the USD/EUR 2016 average exchange rate of 1.1069. Linde’s OCF amount reflects a $384 million U.S. GAAP adjustment related to interest payments, which are classified as a financing activity for IFRS purposes and as an operating activity for U.S. GAAP purposes.

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(j)	ASC 805-10-55-14 states:

“In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.”

The chronology of discussions between Praxair, Inc. and Linde AG is outlined in the section “The Business Combination — Background of the Business Combination” in Amendment No. 1.

As noted in this section, Praxair, Inc. and Linde AG continually review their respective company’s results of operations and competitive positions in the industries in which they operate as well as strategic alternatives. In connection with these reviews, each of Praxair, Inc. and Linde AG from time to time evaluates potential transactions that would further its strategic objectives, including opportunities that would enhance shareholder value. As part of this evaluation of potential transactions, Praxair, Inc. and Linde AG have from time to time discussed a potential business combination or regional acquisition transactions including potential business or asset swaps, but none of these discussions progressed beyond preliminary stages.

In the course of 2015, representatives from Linde and Praxair met twice, first in Munich, Germany on January 19, 2015 and then in New York, New York on July 21, 2015 to discuss certain strategic options between the two companies. While the possibility of a potential business combination of Linde and Praxair was raised by the Praxair representatives, the Linde representatives responded at the January 19, 2015 meeting that Linde was not prepared to engage in such discussions at such time, and at the July 21, 2015 meeting, the Linde representatives confirmed that Linde was not interested in pursuing such discussion, and discussions on that subject were terminated after this meeting.

On February 23, 2016, Praxair held a meeting of its board of directors to discuss strategic options, including a potential business combination with Linde. During the meeting Praxair senior management reviewed the potential strategic and financial benefits of such a combination. On June 8, 2016, Mr. Stephen Angel, the CEO of Praxair, and Dr. Wolfgang Büchele, then the Chairman of the executive board of Linde, discussed scheduling a meeting where they could explore the merits and feasibility of a potential transaction between the two parties, and on June 14, 2016, Mr. Angel, Dr. Büchele and Prof. Dr. Reitzle met in Munich, Germany and discussed the idea of a potential business combination between Linde and Praxair.

On August 16, 2016, following reports in the press on August 15, 2016 regarding the parties’ discussions, Linde and Praxair each issued press releases confirming their preliminary discussions. Between August 22 and September 10, 2016, the parties exchanged drafts of the non-binding term sheet; however, on September 12, 2016, Linde terminated the discussions.

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On November 23, 2016, Praxair sent a revised proposal letter and draft non-binding term sheet to Linde, and on December 20, 2016, Linde AG and Praxair, Inc. executed the non-binding term sheet and, after subsequent discussions, on June 1, 2017, the two parties signed a Business Combination Agreement.

Based on the above, the Company concluded that Praxair, Inc. was the primary initiator of the business combination. Thus, the Company concluded that ASC 805-10-55-14 favors Praxair, Inc. as the accounting acquirer.

(k)	ASC 805-10-55-15 states:

“A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.”

This guidance was previously discussed, analyzed and concluded on as part of the ASC 805-10-55-11 and ASC 805-10-55-12 sections above.

Conclusion

The following table summarizes the conclusion for each criteria in the accounting acquirer determination:

Criteria (ASC)	Praxair, Inc.	Linde AG	Neutral or N/A
805-10-55-11			X
805-10-55-12			X
805-10-55-12a	X
805-10-55-12b			X
805-10-55-12c			X
805-10-55-12d	X
805-10-55-12e	X
805-10-55-13			X
805-10-55-14	X

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Based on the above analysis in consideration of the applicable accounting guidance, the Company concluded that Praxair, Inc. should be deemed the accounting acquirer in the business combination.

1. Description of the Business Combination, page 229

41.	Please expand your disclosures to address the accounting implications related to the treatment of Praxair and Linde AG stock-based awards in connection with the business combination.

In response to the Staff’s comment, the Company has revised the disclosure on page 236 of Amendment No. 1.

2. Basis of Presentation, page 229

42.	We note your statement that the combined group will be a domestic registrant under SEC rules rather than a foreign issuer and/or foreign private issuer. In this regard, we note that Linde plc is incorporated in Ireland and intends to be a tax resident of the United Kingdom. Please tell us the specific facts and circumstances that you considered in arriving at your conclusion. Please refer to Rule 405 of Regulation C and Rule 3b-4 of the Securities Exchange Act of 1934. Please also address the need to revise and/or expand your disclosures, as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page 237 of Amendment No. 1.

The Company believes that the combined group will not qualify as a “foreign private issuer” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. Although the Company is incorporated in Ireland and thus a “foreign issuer” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act, the Company currently expects that following the completion of the business combination approximately 53% of outstanding shares of the Company will be owned by residents of the United States, assuming that all Linde shares are tendered and not withdrawn in the exchange offer. Accordingly, United States ownership would exceed the majority threshold pursuant to the first prong of the “foreign private issuer” definition set forth in Rule 405 under the Securities Act and Rule 3b-4(c)(1) under the Exchange Act.

In addition, the Company anticipates that, at the time of the completion of the business combination, an evaluation of the executive officers and directors test, the location of assets test, and/or the business administration test as described in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act will

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conclude that the second prong of the “foreign private issuer” definition as set forth in Rule 405 under the Securities Act and Rule 3b-4(c)(2) under the Exchange Act will not be satisfied. As disclosed in the section “Business and Certain Information About Linde plc — Corporate Governance Structure of Linde plc — Corporate Governance of Linde plc After the Business Combination — Management Committee of the Combined Group” in Amendment No. 1, six executive officers will initially comprise the Management Committee of the combined group, each reporting to Mr. Stephen F. Angel, current Chairman and Chief Executive Officer of Praxair, Inc., who will become Chief Executive Officer of the combined group. The Company believes that a majority of such executive officers of the combined group will be citizens or resident in the United States. Additionally, pursuant to the business combination agreement, the Chief Executive Officer of the combined group will be based in Danbury, Connecticut.

Thus, the Company expects that the combined group will not qualify as a “foreign private issuer” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act.

43.	We note your disclosure that as you obtain additional information and perform additional analysis, you may identify additional differences in accounting policies that could have a material impact. While we understand that your process may not have been as comprehensive as will be required when you complete the business combination, it is unclear how or why your process would not be expected to at least identify all material adjustments. Please revise your disclosures to provide a better understanding of the procedures used to identify materially differing accounting policies, along with what additional procedures you will perform once the business combination is completed and why you are not able to perform those procedures for purposes of preparing the pro forma financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on page 237 of Amendment No. 1.

3. Calculation of Purchase Consideration, page 230

44.	Please expand your disclosures to explain why you are using the closing price of Praxair’s common shares as of April 28, 2017. In this regard, we note that you filed the Form S-4 on June 5, 2017.

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In response to the Staff’s comment, the Company has revised the disclosures on pages 231, 233, 237, 238 and 239 of Amendment No. 1. In future amendments the Company will continue to update the stock price to a recent date of the filing, as practical. In addition, the Company updated the stock price sensitivity analysis which allows an investor to understand the magnitude and impact to the financial statements with regards to changes in the stock price.

45.	Please provide all of the disclosures required by ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50 for Praxair’s acquisition of Linde AG.

In response to the Staff’s comment, the Company has reviewed the aforementioned disclosure requirements and revised the disclosures on page 240 of Amendment No. 1 to specifically state that goodwill is not expected to be tax deductible. The Company believes that all required disclosures have been provided and further advises the Staff that, upon consummation of the transaction and when determined, additional disclosures will be provided, including disclosure of goodwill by reportable segments.

4. Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, page 231

46.	Please address the impact change in control clauses may have on your consolidated financial statements. Please refer to your disclosures on page 40.

In response to the Staff’s comment, the Company has revised the disclosure on page 241 of Amendment No. 1.

47.	Please expand footnote (d) to provide the estimated fair value for each category of tangible assets, given the variation in useful lives. Please also disclose the estimated useful lives for each category and how the useful lives were estimated.

In response to the Staff’s comment, the Company has revised the disclosure on page 239 of Amendment No. 1.

5. Notes to Unaudited Pro Forma Condensed Combined Statement of Income, page 233

48.	Please expand footnotes (e) and (h) to provide investors with sufficient information to understand how each adjustment was calculated. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance.

In response to the Staff’s comment, the Company has revised the disclosures on pages 241 and 242 of Amendment No. 1.

Ms. Long	-34-

49.	Please expand footnote (g) to disclose the estimated total transaction costs to be incurred, noting that an adjustment has not been included.

In response to the Staff’s comment, the Company has revised the disclosure on page 242 of Amendment No. 1.

50.	Please expand footnote (l) to disclose the estimated cash payments to be made to the holders of Linde’s outstanding share based compensation awards and explain why this amount is not reflected in the pro forma balance sheet.

In response to the Staff’s comment, the Company has revised the disclosure on page 243 of Amendment No. 1. The Company respectfully advises the Staff that the estimated cash payment related to these compensation awards is $18 million. The Company considered this amount to be immaterial as it relates to the pro forma financial statements and revised footnote 5(l) in Amendment No. 1 accordingly to include this conclusion.

6. Adjustments to Linde’s Historical Financial Statements to Conform to U.S. . . ., page 235

51.	Please rename the title of the line item, EBIT From Continuing Operations, to discontinue use of EBIT, which also is not used in Linde or Praxair’s historical financial statements. In this regard, EBIT is commonly considered a non-GAAP measure title. Please refer to Items 10(e)(1)(ii)(a) and 10(e)(1)(ii)(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosures on pages 247 and 248 of Amendment No. 1.

52.	For footnote (u)(1), please provide a more comprehensive discussion of the specific differences and how the adjustment amounts were calculated. Specifically, please explain the difference in discount rates being applied, what the discount rate would be under US GAAP, and how the difference in the discount rates impact the financial position as of March 27, 2017, and the statements of profit and loss presented. Please also disclose the expected rates of returns used, explain how you estimated these rates, and the impact to your financial position as of March 27, 2017, in addition to your statements of profit and loss presented.

In response to the Staff’s comment, the Company has revised the disclosures on pages 163, 164, 250 and 251 of Amendment No. 1.

Ms. Long	-35-

Management’s Discussion and Analysis of Financial Condition and Results . . ., page 311

Non-GAAP Financial Measures, page 358

53.	Please revise your presentation of all non-GAAP measures to include the most comparable US GAAP measure with equal or greater prominence here and throughout the Form S-4. When you present a percentage or ratio that is calculated using non-GAAP measures, please present the calculation of that percentage or ratio using US GAAP measures with equal or greater prominence. Please refer to Item 10(e)(1)(i)(a) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, for guidance.

In response to the Staff’s comment, the Company has revised the disclosures on pages 31, 320, 322, 337, and 367 to 374 and ALT-17 of Amendment No. 1. In addition, the Company respectfully advises the Staff that it reviewed all presentations of Non-GAAP financial measures throughout Amendment No. 1 and made revisions in Amendment No. 1, as requested. The Company respectfully advises the Staff that it eliminated the presentation of Return on Praxair, Inc. Shareholders’ Equity and Debt-to-adjusted EBITDA throughout Amendment No. 1.

54.	Please revise the titles for your presentation of after-tax Return on Capital and Return on Praxair, Inc. Shareholders’ Equity that are calculated using non-GAAP measures to reflect this fact. Please refer to Item 10(e)(1)(ii)(e) of Regulation S-K for guidance.

In response to the Staff’s comment, the Company has revised the disclosures on pages 31, 320, 322, 337, 369, 370, 373 and 374 of Amendment No. 1.

55.

We note that you present the heading, Performance Measures, over the presentation of after-tax return on capital, return on equity, debt-to-capital, debt-to-adjusted EBITDA, and Adjusted EBITDA. However, the presentation of these amounts in Selected Historical Financial Information of Praxair and MD&A follows the presentation and/or discussion and analysis of liquidity measures. As such, it is unclear why you would characterize these measures as performance measures rather than liquidity measures. To the extent that you continue to present any and/or all of these measures in the liquidity section of MD&A and/or following US GAAP liquidity measures,

Ms. Long	-36-

please ensure you are reconciling these measures from the most comparable US GAAP liquidity measure. Please refer to Item 10(e)(1)(i)(b) of Regulation S-K for guidance.

In response to the Staff’s comment, the Company has revised the disclosures on pages 322, 326, 337, 342, 356, and 358 of Amendment No. 1.

56.	Please revise your reconciliations for after-tax Return on Capital, Return on Praxair, Inc. Shareholders’ Equity, and Adjusted EBITDA, Adjusted EBITDA Margin and Debt-to-Adjusted EBTIDA Ratio to begin the reconciliations with the most comparable US GAAP measure. Please refer to Item 10(e)(1)(i)(b) of Regulation S-K for guidance.

In response to the Staff’s comment, the Company has revised the disclosures on pages 367 to 374 of Amendment No. 1.

57.	For the tax-effected non-GAAP measures, please present adjustments on a gross basis with income taxes shown as a separate adjustment. Please refer to Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, for guidance.

In response to the Staff’s comment, the Company has revised the disclosures on pages 367 to 374 of Amendment No. 1.

Selected Historical Financial Information of Linde, page 391

58.	Please revise the title of the non-IFRS measure, Group operating profit from continuing operations, in accordance with Item 10(e)(1)(ii)(e) of Regulation S-K. Please also ensure that you consistently use the same title here and throughout the Form S-4 for this non-IFRS measure.

The Company respectfully advises the Staff that “Operating profit” is the measure of segment profit established in accordance with IFRS 8. “Group operating profit” represents the total of all segments, which is included in the last column of the segment information. “Group operating profit from continuing operations” omits the discontinued Gist segment. The Company has retained the description “Group operating profit” which readers can find in the segment information and reconciled the income statement line item “Profit for the period from continuing operations” to the segment measure.

Ms. Long	-37-

In addition, in response to the Staff’s comment, the Company has revised the title of operating profit to Group operating profit on pages 33 and 398 and throughout the remainder of Amendment No. 1.

59.	We note your presentation of return on capital employed (before special items) without presenting return on capital employed calculated using the most comparable IFRS amounts. Please follow the guidance in Item 10(e)(1)(i)(a) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 to present this ratio on an IFRS basis with equal or greater prominence.

In response to the Staff’s comment, the Company has revised the disclosures on pages 428 and ALT-23 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of . . ., page 393

Factors Affecting Results of Operations, page 394

60.	Please revise your disclosures regarding total expenses for the two efficiency programs to clarify whether the € 660 million is to be incurred during fiscal year 2017, or if this is the total expenses from the initiation of the two programs through December 31, 2017.

In response to the Staff’s comment, the Company has revised the disclosure on page 403 of Amendment No. 1.

61.	Regarding your disclosure for the impact of the competitive bidding processes, please disclose the impact to the first quarter of fiscal year 2017 revenue and net profit on operating activities.

In response to the Staff’s comment, the Company has revised the disclosure on page 404 of Amendment No. 1.

Consolidated Results of Operations, page 400

62.	We note that the components of other comprehensive income have materially impacted total comprehensive income for each period presented. Please provide a discussion and analysis of the specific facts and circumstances impacting each material category (i.e., hedging instruments, currency translation, and defined benefit plans). The analysis should include an explanation for the variability between the periods presented.

In response to the Staff’s comment, the Company has revised the disclosures on pages 406, 407, 408, 410 and 411 of Amendment No. 1.

Ms. Long	-38-

Segment Discussion, page 404

63.	Please expand your disclosure regarding gas price pass-through effects to explain why there is an impact to revenue but not also operating profit. In this regard, we note there are often timing differences between when raw material costs change and when the pricing of those changes are passed on to the customer.

In response to the Staff’s comment, the Company has revised the disclosures on pages 412, 413, 415 and 416 of Amendment No. 1.

Contractual Obligations, page 418

64.	Please include a footnote to disclose how you calculated interest payments for your variable rate debt.

In response to the Staff’s comment, the Company has revised the disclosure on page 426 of Amendment No. 1.

Non-IFRS Financial Measures, page 419

65.	Please revise your reconciliation for Group operating profit from continuing operations to begin with the IFRS measure. Please refer to Item 10(e)(1)(i)(b) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 for guidance.

In response to the Staff’s comment, the Company has revised the disclosures on pages 427 and 428 of Amendment No. 1.

66.	Please disclose and quantify the components of the special items adjustment for each period presented.

In response to the Staff’s comment, the Company has revised the disclosures on pages 427 and 428 of Amendment No. 1.

67.	We note that the equity including non-controlling interests line item of the capital employed – continuing operations does not agree to the Group Statements of Financial Position. Please comply with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K for this non-IFRS measure.

In response to the Staff’s comment, the Company has revised the disclosures on pages 427 and 428 of Amendment No. 1.

Ms. Long	-39-

Index to Zamalight plc Financial Statements, page F.1-1

1. Organization and basis of presentation, page F.1-4

68.	Please disclose Zamalight’s fiscal year end.

In response to the Staff’s comment, the Company has revised the disclosure on page F.1-4 of Amendment No. 1.

Index to Linde AG Group Financial Statements, page F.3-1

[1] Basis of preparation and accounting policies, page F.3-10

69.	Please disclose, if true, that the interim financial statements were prepared in accordance with IAS 34. See Instruction 4 to Item 8.A.5 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page F.3-10 of Amendment No. 1.

Group Statements of Cash Flows, page F.3-20

70.	Please tell us why you have not included an adjustment to profit before tax from continuing operations for stock-based compensation expense and the impairment loss for trade receivables.

The Company respectfully advises the Staff that (i) impairment losses on trade receivables are included in the line item “Changes in trade receivables”, as required by IAS 7.20(b) and (ii) share-based payment expenses are, due to their immaterial amount, not separately presented but included in the line item “Change in other assets and liabilities.”

Segment Information, page F.3-23

71.	Please provide the disclosures required by IFRS 8.32 for your product lines within your reportable segments. In this regard, we note your disclosure of your four product areas for the Linde Gases Division on page 372, and your disclosure of your four product lines for the Engineering Division on page 393 along with the revenues on page 410.

In response to the Staff’s comment, the Company has revised the disclosure on page F.3-85 of Amendment No. 1.

Ms. Long	-40-

[5] Accounting policies, page F.3-30

Principles of consolidation, page F.3-30

72.	Please revise your consolidation accounting policy to more fully communicate the principles you apply for the presentation and preparation of consolidated financial statements and for assessing whether you control investees in accordance with IFRS 10.

In response to the Staff’s comment, the Company has revised the disclosure on page F.3-31 of Amendment No. 1.

Intangible assets, page F.3-31

73.	Please disclose the useful lives of your definite-lived intangible assets in accordance with IAS 38.118(a).

In response to the Staff’s comment, the Company has revised the disclosure on page F.3-33 of Amendment No. 1.

Tangible assets, page F.3-32

74.	Please disclose the useful lives for land rights and machinery.

In response to the Staff’s comment, the Company has revised the disclosure on page F.3-33 of Amendment No. 1. In addition, the Company respectfully advises the Staff that the term land rights was removed from Amendment No. 1, because there are not any land rights recognized in tangible assets of Linde.

Long-term construction contracts, page F.3-35

75.	Please provide your accounting policy for variations, claims, and changes in estimates.

In response to the Staff’s comment, the Company has revised the disclosures on pages F.3-36 and F.3-37 of Amendment No. 1.

Ms. Long	-41-

[6] Revenue, page F.3-41

76.	Please separately present revenue from the sale of goods and from services as required by IAS 18.35(b).

The Company respectfully advises the Staff that service-related sales amount to less than 10% of total sales. Accordingly, the Company deems it appropriate to disclose sales of goods and services on a combined basis.

[8] Other information on the Group statement of profit or loss, page F.3-42

77.	Please provide disclosure of expenses by nature of expenses, including depreciation, amortization, changes in inventories of finished goods and work in progress, raw materials and consumables used, et cetera, in addition to personnel costs as required by IAS 1.104 and IAS 2.36(d).

In response to the Staff’s comment, the Company has revised the disclosure on page F.3-44 of Amendment No. 1. In addition, the Company respectfully advises the Staff that the amount of depreciation and amortization is disclosed on the face of the cash flow statement and in notes [12] Goodwill/other intangible assets and [13] Tangible assets on pages F.3-48, F.3-49, F.3-51 and F.3-52 of Amendment No. 1, respectively. Personnel expenses are disclosed in note [8] Other information on the Group statement of profit or loss on page F.3-43 of Amendment No. 1.

[9] Financial income and expenses, page F.3-43

78.	Please expand your table for financial expenses to separately present interest expense from financial debt.

The Company respectfully advises the Staff that the amount of interest expense from financial debt is included in the table in note [27] Financial instruments on page F.3-77 of Amendment No. 1.

[10] Taxes on income, page F.3-43

79.	Regarding your disclosure for the carrying amount of deferred tax assets, please revise your disclosure to clearly provide the information required by IAS 12.81(e) and clarify how this information relates to the table for the deferred tax assets and liabilities.

In response to the Staff’s comment, the Company has revised the disclosure on page F.3-46 of Amendment No. 1.

Ms. Long	-42-

80.	Please expand your disclosure for the € 112 million of tax loss carryforwards and tax credits recognized as deferred tax assets to discuss the nature of the taxable profit supporting the recognition as required by IAS 12.82.

In response to the Staff’s comment, the Company has revised the disclosure on page F.3-47 of Amendment No. 1.

81.	Please revise the table for tax loss carryforwards not yet used to clarify whether these amounts have been recognized as deferred tax assets.

In response to the Staff’s comment, the Company has revised the disclosure on page F.3-47 of Amendment No. 1.

[18] Cash and cash equivalents, page F.3-55

82.	Please tell us how the € 464 million for bilateral Credit Support Annexes deposited as collateral under agreements with banks meets the definition of cash equivalents in accordance with IAS 7.6 and .7.

IAS 7 “Statement of Cash Flows” defines cash equivalents as short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments. The Company respectfully advises the Staff that the definition in IAS 7 does not preclude restricted cash from being cash or a cash equivalent.

The € 464 million related to bilateral Credit Support Annexes present cash collateral holdings in derivative transactions. The cash deposit amount bears interest to the account of Linde at a market rate. The cash deposit amount is not used to settle expiring derivative transactions. Linde settles realized losses from expiring derivatives in cash from different bank accounts it owns. A settlement of the underlying derivative transactions results in a repayment of the deposit amount.

In analyzing the requirements of IAS 7, Linde has concluded that such deposits meet the requirements for presentation as cash and cash equivalents.

[21] Provisions for pensions and similar obligations, page F.3-58

Ms. Long	-43-

83.	Please disclose what the growth in pensions represents and how this percentage was estimated.

In response to the Staff’s comment, the Company has revised the disclosure on page F.3-61 of Amendment No. 1.

[22] Miscellaneous provisions, page F.3-64

84.	Please provide the disclosures required by IAS 37.84 and .85 for each class. Please also tell us your consideration of separately presenting restructuring costs. In this regard, we note your disclosures throughout the Form S-4 of your Focus and LIFT programs, which appear to have resulted in material charges recognized during fiscal years 2016 and 2015.

The Company respectfully advises the Staff that the disclosure in accordance with IAS 37.84 and .85 is only required for material classes of provisions. Information about the effect of any change in the discount rate (€ 4 million) is only provided in the aggregate due to its insignificance while information on timing and uncertainties are included in note [22] Miscellaneous provisions on page F.3-66 and note [5] Accounting policies on page F.3-35 and F.3-36.

In addition, in response to the Staff’s comment, the Company has revised the disclosures on pages F.3-66 and F.3-67 of Amendment No. 1.

[27] Financial instruments, page F.3-72

85.	Please provide disclosures that explain how the information presented in the tables on pages F.3-73, F.3-74, F.3-75, and F.3-79 relate to the amounts recognized as financial income and financial expenses on the group statements of profit or loss and detailed in Note 9. Please also ensure that it is clear what amounts are gains/income and what amounts are losses/expenses in the tables.

In response to the Staff’s comment, the Company has revised the disclosures on pages F.3-75, F.3-76, F.3-77, F.3-81 and F.3-82 of Amendment No. 1.

In addition, the Company respectfully advises the Staff that the information presented in note [27] Financial instruments provides all the comprehensive disclosures required by IFRS 7. The IFRS 7 disclosure does not match financial income and financial expense for the following reasons: (1) The tables on pages F.3-75, F.3-76, F.3-77, F.3-81 and F.3-82 include gains and losses from financial instruments, which can either be related to financing activities, e.g., debt

Ms. Long	-44-

instruments, or operating activities, e.g. trade receivables in foreign currency; (2) there are types of income and expenses recorded in the financial result which do not result from financial instruments and accordingly are not included in the information presented in note [27] Financial instruments in the tables on pages F.3-75, F.3-76, F.3-77, and F.3-81, e.g., interest income from long-term provisions.

86.	Please provide a more comprehensive explanation for the increase in the impairment recognized for trade receivables and also the increase in the percentage of cumulative impairment loss to gross trade receivables for fiscal year 2016.

In response to the Staff’s comment, the Company has revised the disclosure on page F.3-77 of Amendment No. 1.

87.	Please tell us why the contractual undiscounted expected future cash flows from financial liabilities are not included in the contractual obligations table on page 418.

The Company respectfully advises the Staff that the table of contractual obligations only includes expected future cash outflows from long-term debt obligations, i.e., the current and non-current portion thereof. It does not include cash flows from debt that was short-term at issuance. The disclosure in note [27] Financial instruments, however, encompasses such short-term debt instruments which are not included in the table of contractual obligations. The Company concluded that the guidance included in Item 5.F.1 of Form 20-F supports its presentation.

88.	Please expand your disclosures here or on page 422 to detail the specific hedging activities that reduced your gross exchange rate risk by 78%.

In response to the Staff’s comment, the Company has revised the disclosure on page 429 of Amendment No. 1.

[33] Contingent liabilities and other financial information, page F.3-85

89.	Please provide the disclosures required by IAS 37.86 for your environmental and litigation contingent liabilities to the extent it is possible you have incurred a liability.

The Company respectfully advises the Staff that there are no material environmental and litigation contingent liabilities that would require disclosures under IAS 37.86.

Ms. Long	-45-

Annex B-Opinion of Perella Weinberg Partners UK LLP

90.	We note the language in the opinion, “This Opinion is solely for the information and assistance of the Executive Board . . .” Please have Perella Weinberg Partners remove the word “solely” from its opinion. Refer to Section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

In response to the Staff’s comment, Perella Weinberg Partners has removed the word “solely” from its opinion.

Exchange Offer Prospectus Cover Page, ALT-1

91.	Please revise to include the information required by Item 501 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosures on page ALT-59 of Amendment No. 1, which is the cover page of the exchange offer document. The cover page of the exchange offer document will be the cover page of the prospectus that the Company intends to file pursuant to Rule 424 under the Securities Act after the Commission declares the Registration Statement effective. The Company has revised page ALT-1 of Amendment No. 1 to clarify that the cover page referenced therein will be the cover page of Annex 3 to the exchange offer document.

Can the ADRs be tendered?, page ALT-5

92.	Rather than stating that American Depositary Receipts of Linde AG “are not subject to the exchange offer,” consider revising to more clearly state that ADRs cannot be tendered unless they are converted into direct share form. Your revised disclosure on this point should estimate how long (later in the offer materials you describe the period as several days) needed to effect this change in the form of ownership of Linde shares, such that holders can participate in the exchange offer.

In response to the Staff’s comment, the Company has revised the disclosures on pages 13, 163, 183, 208, ALT-5, ALT-76, ALT-77, ALT-82, ALT-141 and ALT-142 of Amendment No. 1.

Ms. Long	-46-

93.	Clarify whether, if the exchange offer is not completed, the shares underlying the ADRs can be redeposited back into ADR form. Note whether there would be a fee associated with redeposit.

In response to the Staff’s comment, the Company has revised the disclosures on pages 163, 208, ALT-5, ALT-76, ALT-77, ALT-141 and ALT-142 of Amendment No. 1.

94.	Include the estimate of the fees associated with dissolving the ADRs pursuant to the deposit agreement here.

In response to the Staff’s comment, the Company has revised the disclosures on pages 163, 208, ALT-5, ALT-76, ALT-77, ALT-141 and ALT-142 of Amendment No. 1.

What are the most significant conditions to the exchange offer?, page ALT-6

95.	Please revise to clarify that all conditions, other than regulatory conditions, must be satisfied or waived before the additional acceptance period begins.

In response to the Staff’s comment, the Company respectfully directs the Staff to the disclosure on page ALT-6 of Amendment No. 1. As disclosed, the conditions to the exchange offer must be satisfied at or prior to the end of the acceptance period or, where permissible, waived at least one working day prior to the end of the acceptance period, except for the regulatory condition, which may be satisfied after the end of the acceptance period. Because the acceptance period expires before the additional acceptance period begins, the Company believes that no revisions to the disclosure are warranted in response to the Staff’s Comment No. 95.

When do you expect the exchange offer to be completed and when will the . . ., page ALT-6

96.	Revise to more clearly state that the new shares to be issued in the exchange offer may not be issued for over a year after the end of the acceptance, depending on when and if the regulatory conditions to the exchange offer are satisfied. Clarify that withdrawal rights will not be available during a possibly extended period of time during which the regulatory conditions could be pending. Consider noting the existence of the as-tendered trading market here as a substitute for withdrawal rights.

In response to the Staff’s comment, the Company has revised the disclosure on page ALT-7 of Amendment No. 1. Additionally, the Company respectfully

Ms. Long	-47-

directs the Staff to the disclosure on page ALT-7 of Amendment No. 1. As disclosed, after the end of the acceptance period Linde shareholders may not withdraw their tendered shares but will be permitted to trade their tendered shares on an “as-tendered” basis.

Tax Consequences of the Exchange Offer to U.S. Holders of Linde Shares, page ALT-40

97.	We note your disclosure that “the exchange offer is expected to be an exchange described in Section 351(a) and may also be a ‘reorganization’ within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes.” We note your disclosure that a U.S. holder who receives Linde plc shares pursuant to the exchange offer will not recognize any income. Please file an opinion of counsel supporting the tax consequences as described here or explain to us why the tax consequences are not material to an investor. See Staff Legal Bulletin No. 19 for guidance.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Cravath, Swaine & Moore, LLP, U.S. tax counsel to Linde, will deliver a tax opinion that the exchange of Linde shares for Linde plc shares should qualify as an exchange described in Section 351(a) of the Code or as an exchange pursuant to a plan of “reorganization” within the meaning of Section 368(a) of the Code, or both, for U.S. federal income tax purposes. Accordingly, on the basis of such qualification and except with respect to any cash received in lieu of a fractional Linde plc share, a U.S. holder (as defined in the exchange offer prospectus) of Linde shares should not recognize any income, gain or loss upon the exchange of Linde shares for Linde plc shares in the exchange offer. The tax opinion will be filed as an exhibit in a future amendment.

Withdrawal Rights, page ALT-70

98.	Clarify here that withdrawal rights will not be available if regulatory conditions remain outstanding at the end of the acceptance period or the additional acceptance period.

In response to the Staff’s comment, the Company has revised the disclosure on page ALT-73 of Amendment No. 1.

Ms. Long	-48-

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 558-4175 or by email (clarkinc@sullcrom.com), Keith A. Pagnani at (212) 558-4397 or by email (pagnanik@sullcrom.com), Krishna Veeraraghavan at (212) 558-7931 or by email (veeraraghavank@sullcrom.com), David Mercado at +44 20 7453 1060 or by email (dmercado@cravath.com), Richard Hall at (212) 474-1293 or by email (rhall@cravath.com), or Aaron M. Gruber at (212) 474-1456 or by email (agruber@cravath.com). Please send copies of any correspondence relating to this filing to Catherine M. Clarkin by email and facsimile, at (212) 291-9025, with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Yours truly, /s/ Catherine M. Clarkin
Catherine M. Clarkin

(Enclosure)

cc:	Christina E. Chalk

Frank J. Pigott

Tracey Houser

Terence O’Brien

(Securities and Exchange Commission)

Christopher Cossins

Andrew Brackfield

(Zamalight plc)

Guillermo Bichara

(Praxair, Incorporated)

Dr. Christoph Hammerl

(Linde Aktiengesellschaft)

Keith A. Pagnani

Krishna Veeraraghavan

(Sullivan & Cromwell LLP)

David Mercado

Richard Hall

Aaron M. Gruber

(Cravath, Swaine & Moore LLP)